

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

James R. Moffett
President and Chief Executive Officer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re: McMoRan Exploration Co.**
> **Schedule 14A Preliminary Proxy Statement**
> **Filed October 5, 2010**
> **File No. 001-07791**

Dear Mr. Moffett:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Letter to Shareholders

1.   Here, and in the Summary, indicate the affiliation between you and FCX.

Summary Term Sheet of the Acquisition, page 1

Closing Conditions, page 1

2.   Disclose explicitly which if any conditions have been satisfied, and state which conditions are waivable. Also disclose for each listed condition whether the waiver of a given condition would be deemed material and would warrant resolicitation of the vote.

The Transactions, page 9

3.   We note your disclosure that "the agreements entered into in connection with the transactions . . . were included as exhibits to the Current Report on Form 8-K filed by us with the SEC on October   , 2010, and are incorporated herein by reference." To date, no such Form 8-K has been filed. Please advise.

4.   Expand your disclosures to explain the nexus between the acquisition of the PXP assets and the Financing Transactions. Explain why the Plan of Merger is contingent upon the Financing Transactions. Address also how you will utilize the proceeds of that financing.

Transaction with FCX, page 13

Special Committee of Independent Directors, page 15

5.   We note your disclosure that on June 8, 2010, your board appointed Messrs. Bush and Carmichael as the members of the special committee "with the power and authority to oversee McMoRan's efforts to evaluate a potential financing transaction with FCX." As Messrs. Bush and Carmichael were also first appointed to the board of directors on June 8, 2010, expand your disclosure to summarize the experiences, qualifications, attributes, skills, and knowledge of your company that caused the board to determine that they should comprise the special committee. We further note that in August 2010, this special committee was granted expanded authority to "enter into alternative financing transactions not involving FCX."

6.   We note the disclosure in the first paragraph on page 16 regarding "numerous formal meetings and . . . additional informal meetings and discussions" held between June 8, 2010 and September 19, 2010. We note comparable references under Proposal No. 1. Expand your disclosure to include, in chronological order, material information relevant to the decisions made or actions taken. The disclosure should clarify how the terms were developed and the manner in which you valued the assets being acquired from PXP. We note, among other things, your reference on page 10 to "[i]ndependent reserve estimates for the proved reserves being acquired." Address also how you arrived at the securities to be issued in the Financing Transactions and the terms of those securities. To the extent relevant:

-   summarize the content of each meeting and discussion and the conclusions reached; and

-   provide a brief description of the issues and questions raised by the board of directors, special committee, and the financial advisors during each such meeting and discussion.

7.   We note your disclosure that Tudor Pickering and Houlihan Lokey rendered written opinions to the special committee. Item 14(b)(6) of Schedule 14A requires that "[i]f a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and is referred to in the proxy statement, furnish the information required by Item 1015(b) of Regulation M-A." Please furnish a summary that includes the following information:

-   the method used to select Tudor Pickering and Houlihan Lokey;

James R. Moffett
McMoRan Exploration Co.
November 3, 2010
Page 3

- the qualifications of Tudor Pickering and Houlihan Lokey;

- any material relationship that existed during the last two years or is contemplated, and any compensation received or to be received as a result of any such relationship between the company and Tudor Pickering and Houlihan Lokey , including any affiliates of each;

- whether the company or the special committee determined, or whether Houlihan Lokey recommended, the consideration of the transaction with FCX;

- any instructions received by Tudor Pickering and Houlihan Lokey; and

- any limitations imposed on the scope of the Tudor Pickering and Houlihan Lokey reviews.

8.   Please also provide us a copy of the written opinions provided by Tudor Pickering and Houlihan Lokey for our review.

Background of the Acquisition, page 19

9.   Please provide expanded disclosure for the meetings and discussions related to the PXP acquisition held between June 2010 and September 19, 2010. Refer to our comment 6 above.

10.   We note your disclosure on page 20 that "[d]uring June and July, McMoRan and its financial advisor had discussions with PXP . . . ." Please disclose the name of this financial advisor.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page B-1

11.   We note your statement that the Pro Forma Statements are provided for illustrative purposes only and do not purport to represent the results of operations for any future date or period. As requested in our letter to you dated September 23, 2010, please expand your disclosures to clarify that the pro forma statement of operations are not indicative of your operations going forward because they necessarily exclude various operating expenses, similar to the disclosures you make on page A-4.

12.   We understand that you utilize the Successful Efforts Method of accounting for your oil and gas properties while Plains Exploration & Production Company utilizes the Full Cost Method. To the extent that your pro forma adjustments are due to the transition from full cost accounting to successful efforts accounting, please expand your disclosure of the respective adjustments to clarify this point.

13.   Please tell us how the adjustments for estimated incremental future charges made to your Pro Forma Statements of Operations described in footnotes (c) and (g) comply with the criteria in Rule 11-02(b)(6) of Regulation S-X which requires that adjustments to the Pro

Forma Income Statement include only those that are directly attributable to the transaction, are expected to have a continuing impact, and are factually supportable.

14. We note that pro forma adjustments (e) and (f) relate to incremental charges associated with the acquisition of PXP's interest in certain properties. Please revise your disclosure to more fully describe the nature and timing of such charges including the date on which the acquisition of the properties occurred and the date on which it was determined the incremental charge was necessary. As part of your response, please clarify why such pro forma adjustments are appropriate as it is unclear how incremental impairment and other charges meet the criteria for pro forma adjustment described in Rule 11-02(b)(6) of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director